SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 29, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
                -----------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                -----------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                       Form 20-F  [X]           Form 40-F  [_]


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                       Yes        [_]           No         [X]


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

             CNOOC Ltd Reports a 48.1% Surge of Oil & Gas Revenue
            and a 19% Increase in Production Offshore China for Q1

(Hong Kong, April 29, 2005) - CNOOC Limited (the "Company" or "CNOOC Ltd"; NYSE "CEO", SEHK "883") today announced that its oil & gas revenue for the first quarter of 2005 amounted to RMB11.42 billion (US$ 1.380 billion), an increase of 48.1% year on year (yoy). Reported total net daily production for the Company was 411,424 barrels of oil equivalent (BOE), an increase of 13.4% yoy.

The Company also reported a 19.0% yoy increase in net production offshore China, which reached 373,984 BOE per day. Crude oil and liquids production offshore China was 327,755 barrels per day, an increase of 20.0%. The increase was largely due to increases in production volume from Bohai Bay and Eastern South China Sea. Gas production was 266 million cubic feet per day offshore China, representing an increase of 7.7%.

Total unaudited revenues were RMB11.48 billion (US$1.387 billion) for the first quarter of 2005, a 47.6% surge from the same quarter last year as a result of larger production volume and higher realized oil and gas prices. In the first quarter, the Company realized an oil price of US$ 41.73 per barrel, representing an increase of 40.1% over the same period last year.

Reflecting active development activities, the Company's capital expenditures for development activities increased 65.8% to RMB2.99 billion while capital expenditures for exploration activities were flat at RMB0.34 billion.

"Our production growth and surge in revenue are exciting and encouraging. We are confident in the continuing growth of the Company," commented Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company.

"The Company is taking solid steps in meeting our targets for 2005. We will continue to implement our strategies to further enhance our corporate value," said Mr. Yang Hua, Chief Financial Officer and Senior Vice President of the Company.

In the first quarter this year, LD 10-1, an independent field in Bohai Bay, came on stream ahead of schedule and outperformed the initial target.

The Company also completed the acquisition of a 16.69% stake in MEG Energy Corp, a Canada based pure oil sand company during the period.

"The Company is making solid progress in operations, all major development projects are progressing on track," commented Mr. Zhou Shouwei, President of the Company.



First Quarter and Year-to-Date Production Summary
-------------------------------------------------



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



---------------------------------------------------------------------------------------
                                      2004                           2005
------------------------- ------------------------------ ------------------------------
Crude Oil & Liquids (b/d)      Q1             YTD             Q1             YTD
------------------------- -------------- --------------- -------------- ---------------
Bohai Bay                       129,530         129,530        162,420         162,420
------------------------- -------------- --------------- -------------- ---------------
Western South China Sea          61,279          61,279         54,146          54,146
------------------------- -------------- --------------- -------------- ---------------
Eastern South China Sea          79,801          79,801        109,037         109,037
------------------------- -------------- --------------- -------------- ---------------
East China Sea                    2,444           2,444          2,152           2,152
------------------------- -------------- --------------- -------------- ---------------
Overseas                         33,926          33,926         23,824          23,824
------------------------- -------------- --------------- -------------- ---------------
Subtotal (b/d)                  306,980         306,980        351,579         351,579
------------------------- -------------- --------------- -------------- ---------------

Natural Gas (mmcf/d)
------------------------- -------------- --------------- -------------- ---------------
Bohai Bay                            45              45             51              51
------------------------- -------------- --------------- -------------- ---------------
Western South China Sea             173             173            196             196
------------------------- -------------- --------------- -------------- ---------------
Eastern South China Sea               -               -              -               -
------------------------- -------------- --------------- -------------- ---------------
East China Sea                       19              19             19              19
------------------------- -------------- --------------- -------------- ---------------
Overseas                             86              86             82              82
------------------------- -------------- --------------- -------------- ---------------
Subtotal (mmcf/d)                   323             323            348             348
------------------------- -------------- --------------- -------------- ---------------

Total Production (boe/d)        362,671         362,671        411,424         411,424
------------------------- -------------- --------------- -------------- ---------------



First Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

--------------------------------------------------------------------------------------------------------------------------------
                                                  RMB millions                                    US$ millions(1)
------------------------------ ------------------------ --------------------------- ------------------- ------------------------
                                        2004                       2005                    2004                  2005
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------
                                    Q1          YTD           Q1           YTD          Q1       YTD         Q1          YTD
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------

Sales Revenue
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------
Crude oil and liquids              7,094.8     7,094.8      10,727.2      10,727.2     857.2     857.2      1,296.1     1,296.1
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------
Natural gas                          619.9       619.9         696.8         696.8      74.9      74.9         84.2       84.2
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------
Marketing Revenue, net                34.5        34.5          37.5          37.5       4.2       4.2          4.5         4.5
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------
Others                                32.5        32.5          21.3          21.3       3.9       3.9          2.6         2.6
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------
Total                              7,781.8     7,781.8      11,482.8      11,482.8     940.2     940.2      1,387.4     1,387.4
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------

Capital Expenditures
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------
Exploration                          363.6       363.6         344.9         344.9      43.9      43.9         41.7        41.7
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------
Development                        1,804.8     1,804.8       2,991.9       2,991.9     218.0     218.0        361.5       361.5
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------
Total                              2,168.4     2,168.4       3,336.8       3,336.8     261.9     261.9        403.2       403.2
------------------------------ ------------ ----------- ------------- ------------- --------- --------- ------------ -----------

(1) Converted to US dollars at: RMB8.2765 = US$1.00


Ends

Notes to Editors:

CNOOC LIMITED -  BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group" or the "Company") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Company is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Company also has certain upstream assets in other regions such as Australia.

As at 31 December 2004, the Company owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Company had 2,524 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                 *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com




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



                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                      -------------------------------
                                      Name:  Cao Yunshi
                                      Title: Company Secretary

Dated: April 29, 2005